UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

25F, Rongcheng Yungu, Keji 3rd Road

Xi’an Hi-Tech Zone, Xi’an, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Amended and Restated Memorandum and Articles; Approval of Equity Incentive Plan; Extraordinary General Meeting

Subject to the further approval of the majority of our shareholders, our Board of Directors has approved the adoption of an Amended and Restated Memorandum and Articles of Association (the “Amended M&A”), a copy of which is filed herewith as Exhibit 3.1. The principal substantive changes reflected in the Amended M&A as compared to our original charter documents are as follows:

●	A new class of Preference Shares, consisting of 50,000,000 shares, par value $0.0001 per share, is authorized. The Preference Shares may be issued in the future, upon approval of the Board of Directors, in one or more classes or series, with rights and limitations of each class or series with regard to voting, dividends, convertability, and other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions, as may be designated by the Board for each designated class. Concurrently with the authorization of 50,000,000 preference shares, our authorized ordinary shares will be correspondingly reduced from 500,000,000 shares to 450,000,000 shares.

●	Subject to certain notice requirements and related conditions, a majority of our shareholders will be allowed to pass ordinary resolutions upon majority written consent.

Our Board of Directors has also approved the adoption of the Bon Natural Life Limited 2022 Equity Incentive Plan (the “Plan”), a copy of which is filed herewith as Exhibit 4.1. Under the Plan, and subject to the oversight and approval of the Compensation Committee of our Board of Directors, we will be permitted to grant stock options, restricted stock, restricted stock units, and similar equity-based compensation for the purpose of attracting, retaining, and incentivizing qualified officers, directors, and employees. The maximum number of shares which may be issued or issuable under the Plan, at any given time, is limited to 15% of our issued and outstanding ordinary shares on a fully diluted basis. The Plan will be submitted for approval by our shareholders.

For the purposes of seeking shareholder approval of the Amended M&A and the Plan, our Board of Directors has scheduled an extraordinary general meeting of shareholders to be held under Cayman Islands law. The meeting will be held on November 28, 2022 at 10:00 a.m. (Beijing time) at 25F, Block C, Rongcheng Yungu, Keji 3rd Road, Yanta District, Xian City, Shaanxi Province, China. All shareholders of record as of October 28, 2022 are entitled to vote at the meeting in person or by proxy. A copy of the Notice of Extraordinary General Meeting is furnished herewith as Exhibit 99.1

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
3.1	Amended and Restated Memorandum and Articles of Association (proposed)
4.1	2022 Equity Incentive Plan
99.1	Notice of Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2022	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer